Exhibit 99.1

Hello Everyone,

My name is Courtney from the Operations Team here at Masterworks.

We are pleased to present xHxuxmxaxnx xRxaxgxex by the celebrated artist, George Condo.

Condo remains one of the most influential American artists working today, known for his innovative style of blending abstraction with figuration.

Condo’s market has continued to perform well - with a 23.5% Annual Record Price Growth Rate, based on data from 1986-2022, and Top Auction Records as high as $6.85M.

Executed in 2020, the Painting shows an abstract portrait of Sylvester the Cat, made of geometric and painterly forms, using Condo’s distinct artistic style inspired by Cubism, Old Master portraits, and cartoons.

So why do we like this painting? Three reasons:

One: As of May 31st, 2023, examples similar to our offering have sold in excess of $3.1 million at auction, including: “Green Head Composition” (2013), which sold for $3.11M at Sotheby’s, in March of 2022, and “Lion Man” (2012), which sold for $3.4M at Sotheby’s, in November of 2021.

Two: Between May 6, 1992, and December 14, 2022, Condo had a Sharpe Ratio of 0.77, which outperformed both the S&P 500 and the Art Market over the same time period.

Three: To date, Masterworks achieved two exits of Condo’s paintings with Annualized Returns as high as 39.3% to the initial offering price, net of all costs and fees.

Thank you for joining us, and we look forward to introducing you to this incredible work by George Condo.